UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORIGINAL SOURCE MUSIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

686216102
(CUSIP Number)

Conn Flanigan 8547 E. Arapahoe Road #J453 Greenwood Village, CO 80112
(303) 953-4245

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686216102
1.	Names of Reporting Persons Big Emperor Limited Tsang Chi Hin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	X .
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization Big Emperor Limited is a British Virgin Islands limited company. Tsang Chi Hin is a citizen of Hong Kong.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,500,000
	8.	Shared Voting Power: 3,500,000
	9.	Sole Dispositive Power: 3,500,000
	10.	Shared Dispositive Power: 3,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) Big Emperor Limited is CO Tsang Chi Hin is IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 of Original Source Music, Inc., a Nevada corporation.  The principal office of the Issuer is located at 8547 E. Arapahoe Road #J453, Greenwood Village, CO 80112.

Item 2.	Identity and Background

The reporting persons are Big Emperor Limited and Tsang Chi Hin.

I.

(a) Big Emperor Limited, shareholder of Issuer.

(b) The principal office address of Big Emperor, Ltd is 8547 E. Arapahoe Road #J453, Greenwood Village, CO 80112.

(c) The principal business of Big Emperor Limited is investment holding.

(d) During the last five years, Big Emperor, Ltd has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Big Emperor Limited has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Big Emperor Limited was formed under the laws of the British Virgin Islands.

II.

(a) Tsang Chi Hin, sole shareholder of Big Emperor Limited, and Chief Executive Officer of Issuer.

(b) The principal office address of Tsang Chi Hin is 8547 E. Arapahoe Road #J453, Greenwood Village, CO 80112.

(c) The principal business of Tsang Chi Hin is investment holding.

(d) During the last five years, Tsang Chi Hin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Tsang Chi Hin has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Tsang Chi Hin is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

On March 19, 2018, Big Emperor Limited agreed to purchase an aggregate of 3,500,000 common shares of Original Source Music, Inc. from Lecia Walker and Esther Lynn Atwood.  Big Emperor Limited purchased these common ordinary shares for USD $93,800.00. This transaction gave Big Emperor, Ltd and Tsang Chi Hin control over Original Source Music, Inc.

Item 4.	Purpose of Transaction

The purpose of this transaction between Big Emperor Limited and Ms. Walker and Ms. Atwood was to acquire a controlling interest in the Issuer.

Big Emperor Limited

(a)

does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)

will consider an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer;

(c)

does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)

the sole shareholder of Big Emperor, Ltd, Tsang Chi Hin was appointed a member of the Issuer’s Board of Directors and also appointed as the Issuer’s Chief Executive Officer.  Both appointments were on March 19, 2018.

(e)

does not plan to increase authorized capital;

(f)

does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)

does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

does not have any plans or proposals for any action similar to any of those enumerated above.

Tsang Chi Hin:

(a)

does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)

will consider extraordinary corporate transactions such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Tsang Chi Hin was appointed a member of the Issuer’s Board of Directors and also appointed as the Issuer’s Chief Executive Officer.  Both appointments were on March 19, 2018.;

(e)

does not plan to increase authorized capital;

(f)

does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)

does not plan to change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

does not have any plans or proposals for any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Big Emperor Limited

 (a)  Big Emperor Limited beneficially owns 3,500,000 shares of the Issuer’s common stock, representing 69% of the class.

 (b) Big Emperor Limited has the sole power to vote and dispose of 3,500,000 shares of the Issuer’s common stock held by her.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Big Emperor Limited

 (e) Big Emperor Limited is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Tsang Chi Hin

 (a)  Tsang Chi Hin beneficially owns 3,500,000 shares of the Issuer’s common stock, representing 69% of the class.

 (b) Tsang Chi Hin has the sole power to vote and dispose of 3,500,000 shares of the Issuer’s common stock held by her.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Ms. Walker.

 (e) Tsang Chi Hin is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

Item 7.

Material to Be Filed as Exhibits

99.1

     Agreement to File One Statement on Schedule 13D.

99.2

     Common Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 23, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tsang Chi Hin
Tsang Chi Hin

Exhibit (a)

Schedule 13D

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  March 29, 2018

Big Emperor, Ltd. By: /s/ Tsang Chi Hin Name: Tsang Chi Hin Title: President
Tsang Chi Hin By: /s/ Tsang Chi Hin Name: David Chan